

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2014

Via Email
Adam Radly
Chief Executive Officer
Xumanii International Holdings Corp.
9550 South Eastern Ave., Suite 253-A86
Las Vegas, Nevada 89123

> Re: **Xumanii International Holdings Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 16, 2013**
> **Supplemental response submitted January 10, 2014**
> **File No. 000-55101**

Dear Mr. Radly:

We have reviewed your written response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note your response to comment 1 in our letter dated January 8, 2013. While we do not necessarily agree that at the time of your May 2, 2013 Form 8-K filing the company was no longer a shell company, we note that it appears that you are presently a shell company. As such, if you engage in a transaction that requires disclosure under Item 2.01 or Item 5.01 of Form 8-K, the Form 8-K also must include Form 10 information, including the required financial statements, pursuant to Item 2.01(f) or Item 5.01(a)(8) of Form 8-K and Item 9.01 of Form 8-K, as well as Item 5.06 disclosure. Also, there are other restrictions on shell companies, such as the restriction on your ability to use registration statements on Form S-8 and the limitations on the ability of your security holders to use Rule 144. Please acknowledge your understanding of these requirements and restrictions.

2. We note your responses to comments 2 and 3 in our letter dated January 8, 2013. Please note that we will review your revised disclosure and determine your compliance with these comments upon the filing of a revised preliminary information statement.

3. We note your response to comment 2 in our letter dated January 8, 2013, which appears to indicate that the information statement relates to an increase in authorized shares that may be used, in part, to effectuate a business combination and that the Consenting Stockholder will not vote separately on that business combination. Please provide us with an analysis supporting your apparent conclusion that your preliminary information statement is not required to contain information responsive to Items 11, 13 and 14 of Schedule 14A with respect to "the pending NTIH acquisition," given that Item 1 of Schedule 14C provides that Note A to Schedule 14A is applicable to documents that must satisfy the requirements of Schedule 14C. Alternatively, please revise your information statement to include this disclosure.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director